CHARTIS

Executive Liability Value Proposition

Why Choose Chartis for your Executive Liability Coverage needs?

UNDERWRITING EXPERTISE & MARKET DEDICATION

- Named the #1 provider of Directors & Officers insurance and Employment Practices Liability insurance [1]
- More than four decades of experience and commitment to the market, offering stable, high-limit capacity with a diverse appetite for risk
- Broad and innovative product offering, including unrivaled international capabilities via our Passport platform
- Ongoing pursuit of outstanding client service through continuous dialogue and client feedback response
- Over 350 dedicated underwriting professionals with an average of 10 years of industry experience
- A dedicated legal staff skilled in developing manuscript solutions tailored to client coverage needs
- Regional offices provide local underwriting presence and authority, delivering expertise and solutions across all lines of business
- Specialized underwriting and claims units focused on key segments, including Errors and Omissions, Financial Institutions, Fidelity and Private and Non-Profit
- Large geographic footprint that benefits companies doing business in multiple international jurisdictions
- Nearly 20,000 unique policyholders[2]

SUPERIOR CLAIMS MANAGEMENT

- We have a claims staff of 300 who manage 30,000 new claims per year, averaging 2,250 new claims per month
- Our claims management team has an average of 15 years of industry experience for management
- Total payments made by Executive Liability on behalf of its insureds in 2009 totaled more than $1.9 billion
- Resolved claims exceeding $9 million in value have increased over 850 percent since 1996 [3]
- The top 25 claims paid by Executive Liability in 2009 totaled over $300 million

CHARTIS FINANCIAL SNAP-SHOT

- Chartis U.S. Policyholder Surplus is $28 billion[4] (increased 58% from 12/31/05 to 12/31/09)
- In 2009, Chartis companies wrote in excess of $40 billion gross written premiums worldwide
- Chartis has ample resources to pay policyholder claims, paying $71 million in claims worldwide every business day in 2009
- Objective sources confirm our company's strong financial standing. From rating agencies to broker assessments, metrics in the insurance industry indicate that Chartis remains one of the most financially secure insurance organizations
- Our financial strength combined with our experience, global reach and broad range of product and service offerings, solve the insurance needs of 40 million clients worldwide

STAYING POWER

Our consistent market leadership and commitment has lasted for more than four decades, while other carriers shift their focus and support from year-to-year. Our global underwriting capacity, philosophy and expertise-coupled with our local presence-enables Executive Liability to assess the most complex risks and respond rapidly when unforeseen events occur.

1 The Risk and Insurance Management Society 2009 Benchmark Survey http://www.rims.org/resources/BenchmarkSurvey/Pages/default.aspx.
2 Does not include Programs or Small Business accounts.
3 NERA Economic Consulting.
4 Year ended December 31, 2009.

INNOVATIVE SOLUTIONS

Management Liability

Executive Edge℠: Primary public company D&O coverage with market leading features, including advancement of covered loss for directors and officers when the company fails or refuses to indemnify for any reason, worldwide investigation and inquiry coverage and a simplified "entity vs. insured" exclusion in place of the "insured vs. insured" exclusion.

Executive Shield: Follow form excess Side-A Directors & Officers Liability Insurance with Difference In Conditions coverage that is distinct from other Side-A DIC policies. The policy provides individual directors and officers with the coverage they need to protect themselves and their assets when facing a claim.

PrivateEdge Plus: A flexible modular package that offers market-leading management and professional liability coverage for private companies of any size. Choose one or combine multiple coverage options to customize a comprehensive program that meets specific business needs.

Not-for-Profit-Risk-Protector®: A flexible modular package policy designed to help non-profit organization clients manage their management liability and other liability risks. Choose one or combine multiple coverage options to customize a comprehensive program that meets specific business needs. The policy is available to all non-profit organizations regardless of revenue, asset size or employee count.

Public Entity Plan and Trustee Protector: A policy that protects individuals who manage governmental entity employee benefit plans from fiduciary liability exposures.

Financial Institutions Risk Protector®: A modular package of management and professional liability coverages for private and public financial institutions. Coverages can be bundled into one policy to provide flexible protection tailored for a financial institution's full spectrum of management and professional liability risks.

Excess Edge℠: Follow form excess management and professional liability coverage that reduces the administrative burden facing brokers and their clients when placing excess insurance for directors and officers liability, employment practices liability, fiduciary liability, errors and omissions liability, and other executive liability exposures.

Professional Liability

Specialty Risk Protector®: A modular package of professional liability and data network security coverages for all types of businesses. Businesses can bundle multiple lines of coverage into one policy.

Corporate Counsel Premier®: Provides general counsel and other in-house attorneys employed by public and private companies with coverage for claims alleging professional malpractice.

Lawyers Professional Liability Program: This admitted program provides broad coverage for attorneys and includes crisis management coverage to help mitigate damage to a law firm's reputation.

Personal Identity Coverage: Enables organizations to extend expert assistance and financial relief to employees, customers or members who are victims of identity theft. This innovative program combines extensive recovery support as well as reimbursement of costs related to a theft incident.

Value Added Services

Passport: State-of-the-market approach for multinationals to secure locally-admitted insurance that is in sync with local requirements and customs, and written in local language worldwide.

EPL Pak® Premier: The Employment Practices Liability Loss Prevention Pack offered through Jackson Lewis, LLP, helps insureds proactively mitigate employment practices exposures. The program includes both training programs that help instill proper employment practices within an organization and resources to keep employers informed of changing statutes, regulations and court decisions shaping the employment landscape.

CrisisFund®: Built-in crisis management enhancement provides policyholders with professional support, including a 24-hour hotline with access to claims specialists, and immediate funds in the event of a serious crisis. Up to $250,000 of additional policy limits available to cover immediate expenses and an additional $50,000 limit to retain the services of a public relations or crisis management firm.

Fidelity Research and Investigative Settle Clause (FRISC): A unique provision in Fidelity policies that allows the insured to select an investigative specialist or forensic accountant to determine the facts of the case and quantify the loss. This sets the stage for an efficient, cooperative loss investigation and settlement process that can save the insured time and money. Even if the loss is ultimately determined to not be covered under the policy, the insurer still pays half of the investigation expenses.

eDiscovery Solutions: A litigation-management tool devised to create a strategy to handle the collection of electronically stored information throughout litigation.

Panel Counsel: Comprised of some of the nation's premier litigators who specialize in defending securities, employment practices, fiduciary liability and technology litigation. Participating law firms have a proven record of achieving litigation success while maximizing litigation efficiency. Consistent superior performance is required to maintain a position on the panel.

For more information about Executive Liability, please contact us at **executiveliability@chartisinsurance.com** or visit **www.chartisinsurance.com**.

CHARTIS
Your world, insured

POLICYHOLDER NOTICE

Thank you for purchasing insurance from the Chartis companies. Chartis insurance companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by Chartis insurance companies to brokers and independent agents in the United States by visiting our website at www.chartisinsurance.com/producercompensation or by calling 1-800-706-3102.

CHARTIS

National Union Fire Insurance Company of Pittsburgh, Pa.
A capital stock company

POLICY NUMBER: 01-986-29-38 REPLACEMENT OF POLICY NUMBER: 02-381-30-77

FMR FUNDS CONCENTRIC CUSTOM BOND

NOTICE: COVERAGE UNDER COVERAGE SECTIONS I AND II IS CLAIMS MADE. THE COVERAGE OF THIS BOND IS GENERALLY LIMITED TO LIABILITY FOR ONLY THOSE CLAIMS THAT ARE FIRST MADE AGAINST THE INSUREDS DURING THE BOND PERIOD AND REPORTED IN WRITING TO THE INSURER PURSUANT TO THE TERMS HEREIN. PLEASE READ THIS BOND CAREFULLY AND REVIEW ITS COVERAGE WITH YOUR INSURANCE AGENT OR BROKER. AMOUNTS INCURRED FOR LEGAL DEFENSE SHALL REDUCE THE LIMIT OF LIABILITY AVAILABLE TO PAY JUDGMENTS OR SETTLEMENTS, AND SHALL BE APPLIED AGAINST THE RETENTION AMOUNT. THE INSURER DOES NOT ASSUME ANY DUTY TO DEFEND.

DECLARATIONS

ITEM 1.	NAMED INSURED:	All Fidelity Funds (as defined in this bond).
	MAILING ADDRESS:	c/o FMR Corp 82 Devonshire Street, Mailstop F3D Boston, MA 02109-3614
ITEM 2.	BOND PERIOD:	From: July 1, 2010 To: July 1, 2011 (12:01 A.M. standard time at the address stated in Item 1.)
ITEM 3.	COVERAGE DESCRIPTION	Financial Institution Bond
ITEM 4.	LIMIT OF LIABILITY:	$15,000,000 Single Loss Limit $15,0000,000 in the aggregate
ITEM 5.	RETENTION	$400,000 (each loss) or such lesser amount required under the Investment Company Act of 1940. Except Insuring Agreement 1 which maintains a $0 Retention
ITEM 6	PREMIUM:	[redacted]

IN WITNESS WHEREOF, the **Insurer** has caused this policy to be signed on the Declarations by its President, a Secretary and its duly authorized representative.

PRESIDENT	SECRETARY
National Union Fire Insurance Company of Pittsburgh, Pa.	National Union Fire Insurance Company of Pittsburgh, Pa.

AUTHORIZED REPRESENTATIVE

COUNTERSIGNED AT	DATE	COUNTERSIGNATURE

WILLIS OF MASSACHUSETTS INC.
THREE COPLEY PLACE
SUITE 300
BOSTON, MA 02116-6501

1119824

In consideration of the payment of the premium, and in reliance upon the Application made to American International Specialty Lines Insurance Company (herein called the "Insurer"), the Insurer agrees as follows:

1. INSURING AGREEMENTS

A. FIDELITY

This bond shall pay loss which is discovered during the Bond Period resulting directly from dishonest or fraudulent acts including but not limited to larceny or embezzlement committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the intent:

(1) to cause the Company to sustain such loss; or

(2) to obtain financial benefit for the Employee or another person or entity acting in collusion with the Employee.

Notwithstanding the foregoing, however, it is agreed that with regards to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to realize a financial benefit and which actually results in such a financial benefit for the Employee. Also notwithstanding the foregoing, where the proceeds of a fraud perpetrated by an Employee arising from Loans and/or Trading are actually received by persons with whom the Employee was acting in collusion, but said Employee fails to derive a financial benefit there from, such a loss will nevertheless be covered hereunder as if the Employee has obtained such benefit provided the Company established that the Employee intended to participate therein.

As used throughout this Insuring Agreement, "financial benefit" does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits if earned in the normal course of employment except such may be used in determining intent.

B. ON PREMISES

This bond covers loss of Property resulting directly from:

(1) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof; or

(2) theft, False Pretense, common-law or statutory larceny, committed by a person present in an office or on the premises of the Company

while the Property is lodged, deposited or held for safekeeping within offices or premises, located anywhere, including insurance companies or sureties holding collateral in which the Named Insured has an interest.

C. IN TRANSIT

This bond covers loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

(1) a natural person acting as a messenger of the Company (or another natural person acting as messenger or Custodian during an emergency arising from the incapacity of the original messenger); or

(2) a Transportation Company and being transported in an armored motor vehicle; or

(3) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i) records, whether recorded in writing or electronically; or

(ii) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements; or

(iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

D. FORGERY OR ALTERATION

This bond covers loss resulting directly from:

(1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit, Letter of Credit;

(2) transferring, paying or delivering any Funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Company and authorizing or acknowledging the transfer, payment, delivery or receipt of Funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Company, Employee of the Company, or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer, Employee, or financial institution (A mechanically reproduced facsimile signature is treated the same as a handwritten signature); or

(3) any check or draft:

(a) made payable to a fictitious payee and endorsed in the name of such fictitious payee; or

(b) procured in a face to face transaction with the maker or drawer thereof or with one acting as agent of such maker or drawer by anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated,

shall be deemed to be forged as to such endorsement.

E. SECURITIES

This bond covers loss resulting directly from the Company having, in good faith, for its own account or for the account of others:

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a) Certificated Security;

(b) document of title;

(c) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property;

(d) Certificate of Origin or Title;

(e) Evidence of Debt;

(f) corporate, partnership or personal Guarantee;

(g) Security Agreement; or

(h) written Instruction;

(i) Uncertificated Securities

(j) Initial Transaction Statements

which:

(i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery; or

(ii) is altered; or

(iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, or any items listed in (a) through (h) above; or

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) through (d) above which is a Counterfeit.

(A mechanically reproduced facsimile signature is treated the same as a handwritten signature.)

F. COUNTERFEIT CURRENCY

This bond covers loss resulting directly from the receipt by the Company, in good faith, of any Counterfeit Money of any country.

G. UNCOLLECTIBLE ITEMS OF DEPOSIT

This bond covers loss resulting directly from the Company having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of said account causes:

(1) redemptions or withdrawals to be permitted, or

(2) shares to be issued, or

(3) dividends to be paid,

from an account of a customer.

In order for coverage to apply under this Insuring Clause, the Company must hold Items of Deposit for five business days before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the Company's standard collection procedures have failed.

Limit of Liability: $5,000,000
Deductible: $2,500

H. AUDIT EXPENSE

This bond covers loss consisting of reasonable expenses incurred by the Company for that part of an audit or examination required by any governmental regulatory authority or self-regulatory organization and actually conducted by such authority, organization or their appointee by reason of the discovery of other losses sustained by the Company and covered by this bond.

Limit of Liability: $100,000

Deductible: $2,500

I. COMPUTER SYSTEMS

This bond covers loss incurred by reason of:

(1) the Company having transferred, paid or delivered any Funds or Property, established any credit, debited any account or given any value as the direct result of the fraudulent input of Electronic Data directly into:

(a) the Company's Computer System;

(b) the Service Bureau's Computer System;

(c) an Electronic Funds Transfer System;

(d) a Customer Communication System; or

(e) an automated teller machine;

(2) the fraudulent modification or the fraudulent destruction of Electronic Data: (i) stored within, or being run within, any of the above systems or (ii) during electronic transmission through data communication lines to the Company's Computer System, or a Service Bureau's Computer System,

J. **CUSTOMER VOICE INITIATED TRANSFERS**

This bond covers loss resulting directly from the Company having transferred Funds from a customer's account through an Electronic Funds Transfer System, in reliance upon a customer voice initiated funds transfer instruction which was purported to be from an officer, director, partner or employee of a customer of the Company who was authorized and appointed by such customer to instruct the Company by means of voice message transmitted by telephone to make certain funds transfers, and which instruction:

(1) was, in fact, from an impostor, or a person not authorized by the customer to issue such instructions by voice message transmitted by telephone, and which

(2) was received by an Employee of the Company specifically designated to receive and act upon such instructions; but provided that:

(a) such voice instruction was electronically recorded by the Company and proper password(s) or code words(s) given; and

(b) the voice instruction was verified by a direct call back to an employee of the customer (or a person thought by the Company to be an employee of the customer).

Provided, however, that for "Repetitive Transactions," the insured shall not be required to complete a call back as set forth in paragraph (b) above so long as a call back was made on the first of said Repetitive Transactions. In addition, the call back requirement shall also be waived for any loss resulting from a non-Repetitive Transaction that falls entirely within the deductible amount set forth in Item 5. of the Declarations.

Proof of loss for claim under the Customer Voice Initiated Electronic Funds Transfer Insuring Agreement must include electronic recordings of such voice instructions and the verification call back, if a recording of such call back was required.

K. **TELEFACSIMILE TRANSFER FRAUD**

This bond covers loss resulting directly from the Company having transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer Systems Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

(1) purports and reasonably appears to have originated from

(a) a customer of the Company; or

(b) another financial institution; or

(c) another office of the Company

but, in fact, was not originated by the customer or entity whose identification it bears, and

(2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it; and

(3) contains the name of a person authorized to initiate such transfer; and

provided that, if the transfer was in excess of $400,000, the instruction was verified by a call-back according to a prearranged procedure.

2. DEFINITIONS

"Affiliate" means (i) any person or entity that directly, or indirectly through one or more intermediaries, is controlled by the Company; or (ii) any person or entity that directly, or indirectly through one or more intermediaries, is a successor in interest to any Company.

"Application" means each and every signed application, any attachments to such applications, other materials submitted therewith or incorporated therein and any other documents submitted in connection with the underwriting of this bond or the underwriting of any other mutual fund (or equivalent) liability bond issued by the Insurer, or any of its affiliates, of which this bond is a renewal, replacement or which it succeeds in time, including but not limited to any statement or warranties, financial information, or other information provided at any bond renewal meetings.

"Company" means: (i) any Fund and (ii) Subsidiaries.

"Defense Costs" means reasonable and necessary fees (including but not limited to legal fees and experts' fees), costs and expenses consented to by the Insurer (including premiums for any appeal bond, attachment bond or similar bond, but without any obligation to apply for or furnish any such bond) resulting from the investigation, adjustment, defense and/or appeal of a claim against the Insureds, but excluding salaries of officers of the Company, including to any Insureds who are not defendants in such claim but who are compelled to provide testimony, whether written or oral, or any other non-party witness obligation.

"Executive" means:

(1) any past, present or future director, officer, trustee (other than a bankruptcy or liquidator's trustee), observer, governor, management committee member, supervisory board or advisory board or any other executive committee, member of a board of managers or management board while performing duties as an employee;

2) in the event the Company operates in a Foreign Jurisdiction, any past, present and future person in a duly elected or appointed position that is equivalent to an executive position listed in Item (1) of this Definition;

(3) any past, present and future General Counsel, or Risk Manager (or equivalent position) of the Named Insured;

(4) any past, present and future members of the Fund Advisory Board (the "Advisory Board"), but only in their capacities as such.

"FMR Corporate Concentric Custom Bond" means bond No. (492-60-12) issued by the Insurer to FMR Corp.

"Foreign Jurisdiction" means any jurisdiction, other than the United States or any of its territories or possessions.

"Fund" means any Fidelity Investments® branded investment company(ies) and/or portfolio(s) of an investment company(ies), as defined by the Investment Company Act of 1940, advised and/or operated by FMR Corp or any Subsidiary or Affiliate thereof as of or prior to the inception date of the Bond Period, which is not formed as, or operated as, a hedge fund and (i) is not otherwise covered under the FMR Corporate Concentric Custom Bond and (ii) is listed on the Company's 17g-1 calculation report (which is updated by or on behalf of the Company quarterly). In the event that a Fund is not listed on the Company's 17g1 calculation report due to an error or unintentional omission committed by or on behalf of the Insured this bond will provide coverage to the extent it would have provided coverage had such error or unintentional omission not occurred.

Fund shall also include any Fidelity Investments branded investment company, and/or any portfolio of an investment company, as defined by the Investment Company Act of 1940, which is first advised and/or operated by FMR Corp. or any Subsidiary or Affiliate thereof after the inception of the Bond Period, or such entity(ies) which is/are not otherwise covered under the FMR Corporate Concentric Custom Bond or any predecessor policies issued by any AIG Member Companies and which is not formed as or operated as a hedge fund, beginning as of the date of the first meeting or written consent of the management board (or equivalent governing body) of such entity, but only:

(1) where the projected assets for the first twelve months under management are less than $4,000,000,000; or

(2) for any such entity not meeting the definition set forth in clause (1), such entity shall be deemed a Fund for either: (i) 90 days (the "Automatic Period") or (ii) until the end of the Bond Period (the "Stub Period"), whichever comes first.

For any such entity not meeting the definition set forth in clause (1), the Insurer shall extend the Stub Period to 90 days (the "Extended Stub Period") if the bond in the sole and absolute discretion of the Insurer, is renewed, with the coverage for the balance of the 90 day period continuing under the terms and conditions of the renewed bond.

The Insurer shall extend coverage beyond the Automatic Period or Extended Stub Period to any such entity not automatically covered under (1) above (along with the Individual Insured(s) of such entity), if, during the Automatic Period or Extended Stub Period, a Company shall have (i) provided quarterly reports listing all such new Funds, and (ii) agreed to any additional premium and amendment of the provisions of this bond required by the Insurer, in its sole and absolute discretion, relating to such Fund. Further, coverage as shall be afforded to any such Fund and any Individual Insured thereof is conditioned upon the Named Insured paying when due any additional premium required by the Insurer relating to such Fund.

In all events, coverage as is afforded under this bond with respect to a claim made against a new Fund or Insured thereof, shall only apply for wrongful acts committed or allegedly committed after the date of the first meeting or written consent of the management board (or equivalent governing body) of such Fund, and prior to the time, if any, that such person or entity ceased to be a Fund or an Insured thereof.

Nothing contained herein shall operate to extend the length of the Bond Period except that coverage will be extended if, and to the extent, there is any renewed bond as set forth in the Automatic 90 Day Period.

"Individual Insured" means any: (i) Executive of the Company, (ii) outside entity executive and (iii) Employee of any Company.

"Insured" means any: (i) Company and (ii) Individual Insured.

"Interrelated Wrongful Act" means wrongful acts which are the same, related or continuous, or wrongful acts which arise from the same, related or common nexus of facts regardless of whether such claims involve the same or different claimants, Insureds or legal causes of action.

"Named Insured" means the entity stated in Item 1 of the Declarations.

"Bond Period" means: the period of time from the inception date shown in Item 2 of the Declarations to the earlier of the expiration date shown in Item 2 of the Declarations or the effective date of cancellation of this bond.

"Subsidiary" means any entity:

(a) of which the Named Insured owns on or before the inception date of this bond more than 50% of the issued and outstanding voting stock or membership or other rights either directly, or indirectly through one or more of its Subsidiaries;

(b) which the Named Insured first (i) creates during the Bond Period either directly, or indirectly through one or more of its Subsidiaries regardless of asset size or (ii) acquires during the Bond Period more than 50% of its issued and outstanding voting stock or membership rights either directly, or indirectly through one or more of its Subsidiaries and whose assets total less than $2,000,000,000 as of the acquisition date;

(c) of which the Named Insured first acquires during the Bond Period more than 50% of its issued and outstanding voting stock or membership or other rights either directly, or indirectly through one or more of its Subsidiaries (other than an entity described in paragraph (b) above), but only upon the condition that within 90 days of its becoming a Subsidiary, the Named Insured shall have provided the Insurer with full particulars of the new Subsidiary and agreed to any additional premium or amendment of the provisions of this bond required by the Insurer relating to such new Subsidiary; and

(d) any entity listed as such in an endorsement to this bond

An entity becomes a Subsidiary when the Named Insured owns more than 50% of the issued and outstanding voting stock or membership or other rights either directly, or indirectly through one or more of its Subsidiaries. An entity ceases to be a Subsidiary when the Named Insured ceases to own 50% of the issued and outstanding voting stock or membership or other rights either directly, or indirectly through one or more of its Subsidiaries. With respect to any entity that becomes a Subsidiary pursuant to Clause (c) above, if the Insurer has not notified the Named Insured of any required additional premium and/or amendment of bond before the later to occur of: (i) the entity becomes a Subsidiary, or (ii) 30 business days have passed since the notice and full particulars of such Subsidiary were provided to the Insurer as required above, then such entity shall be deemed a "Subsidiary" from the date it became a Subsidiary. The Insurer may nevertheless require additional premium and/or amendment of the provisions of this bond at any time within the first 90 days after such entity becomes a Subsidiary. In the event that the Named Insured fails to agree to any additional premium and/or amendment of the provisions of this bond so required by the Insurer within 30 days of being notified of such requirement, such entity shall cease to be a Subsidiary.

With regard to any Subsidiary referenced in (c) above, the Insurer may request underwriting information, and, if requested, the Insureds shall timely provide such information. In all events, the Named Insured shall provide the Insurer with full particulars of any newly acquired Subsidiary within 90 days or the end of the Bond Period, whichever is earlier. Further, coverage as shall be afforded to the new Subsidiary referenced in (c) above is conditioned upon the Named Insured paying when due any additional premium required by the Insurer in accordance with the foregoing definition.

In all events, coverage as is afforded under this bond with respect to a Subsidiary shall not apply for any alleged wrongful act occurring at any time when the Named Insured did not own: (i) more than 50% of the issued and outstanding voting stock or membership or other rights of such Subsidiary either directly, or indirectly through one or more of its Subsidiaries; or (ii) did not otherwise control such entity.

Nothing contained herein shall operate to extend the length of the Bond Period.

"Trade Secret" means information that has been reduced to an electronic form, including a formula, compilation, pattern, program, device method, process or technique which:

(a) derives independent economic value, actual or potential, from not being generally known and not readily ascertainable through proper means by other persons who can obtain economic advantage from its disclosure or use;

(b) is the subject of your reasonable efforts to maintain its secrecy; and

(c) is used, capable of being used, or intended to be used in commerce.

A "Trade Secret" does not include information that is the subject of a patent, copyright, trademark or service mark, or an application therefore

"Acceptance" means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

"Certificate of Deposit" means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

"Certificate of Origin or Title" means a document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

"Certificated Security" means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

"Company's Computer System" means those Computer Systems owned, leased or operated by the Company.

"Computer Program" means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

"Computer System" means computer hardware, software, firmware, and components thereof, including electronic data stored thereon, which are linked together through a network of two or more computers, including such networks accessible through the Internet.

"Counterfeit" means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

"Custodian" means the institution designated by an Investment Company to maintain possession and control of its assets.

"Customer Communication Systems" means those communications systems which provide customers of the Insured with direct access to the Company's Computer Systems.

"Electronic Data" means facts or information converted to a form usable in a Computer System and which is stored on Electronic Data Processing Media for use by Computer Programs.

"Electronic Data Processing Media" means the punched cards, magnetic tapes, punched tapes, magnetic discs, optical storage discs, or other bulk media on which data are recorded.

"Electronic Funds Transfer System" means those systems which operate automated teller machines or point of sale terminals and include any shared networks or facilities for said system, in which the Insured participates.

"Employee" means:

(1) a natural person in the service of any Company covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision or a guest student pursuing studies or duties while performing services for a Company;

(4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5) each natural person, partnership, corporation or other entity authorized by the Insured to perform services as data processors of checks or other accounting records related to such checks of the Insured, but only while such person, partnership, corporation or other entity is actually performing such services and not creating, preparing, modifying or maintaining the Insured's computer software or programs, herein called Processor. Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond; a Federal Reserve Bank or clearing house shall not be construed to be a Processor;

(6) a Partner of the Insured, unless not covered as stated in an endorsement to this bond;

(7) a natural person in the voluntary service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured has the right to direct and control while performing services for the Insured;

(8) a natural person hired as a consultant under written contract and subject to the direction and supervision of the management of the Insured while performing services for the Insured;

(9) any leased employees, outside consultants under written contract with the Insured.

"Evidence of Debt" means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

"False Pretense" means the delivery and transfer of tangible property on the premises of the Insured, or on the premises in which the Property is lodged or deposited, to a person on said premises as the direct result of a fraudulent representation made by said person to the Insured at the time of delivery of and transfer of said Property.

"Financial Interest" in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partners, the value of all right, title and interest of such general partner(s), determined as of the close of business of the date of discovery of loss covered by this bond, in the aggregate of:

(a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured asset-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners the value of such limited partner's investment in the Insured.

"Forgery" means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

"Guarantee" means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

"Initial Transaction Statement" means the first written statement signed by or on behalf of the issuer of an Uncertificated Security sent by the issuer to the Insured as registered owner or registered pledgee containing:

(1) a description of the issue of which the Uncertificated Security is a part;

(2) the number of shares or units transferred to the registered owner, pledged by the registered owner to the registered pledgee, or released from pledge by the registered pledgee;

(3) the name, address and taxpayer identification number, if any, of the registered owner and registered pledgee or the pledgee whose interest was released; and

(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are no such liens, restrictions or adverse claims; and

(5) the date the transfer, pledge or release was registered.

"Instruction" means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified to be registered.

"Internet" means the worldwide public network of computers as it currently exists or may be manifested in the future, including the Internet, an intranet, an extranet or a virtual private network.

"Items of Deposit" means any one or more checks and drafts.

"Letter of Credit" means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

"Loan" means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

"Money" means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

"Negotiable Instrument" means any writing

(1) signed by the maker or drawer; and

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3) is payable on demand or at a definite time; and

(4) is payable to order or bearer.

"Partner" means a natural person who

(1) is a general partner of the Insured, or

(2) is a limited partner or an Employee of a Company.

"Property" means Money, Certificated Securities, Initial Transaction Statements, any Statement of Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, Security Agreements, Withdrawal Orders, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold lottery tickets, books of account, Electronic Data and Electronic Data Processing Media, and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

"Security Agreement" means an agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

"Service Bureau" means a natural person, partnership, corporation or other entity authorized by written agreement to perform data processing services using Computer Systems.

"Service Bureau's Computer System" means those Computer Systems owned, leased or operated by the Service Bureau.

"Single Loss Limit" means all covered loss resulting from (a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or (b) any one act or series of related unintentional or negligent acts or omission on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or (c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or (d) any one casualty or event not specified in (a), (b) or (c) preceding.

"Statement of Uncertificated Security" means a written statement of the issuer of an Uncertificated Security containing:

(1) a description of the issue of which the Uncertificated Security is a part;

(2) the number of shares or units:

   (a) transferred to the registered owner;

   (b) pledged by the registered owner to the registered pledgee;

   (c) released from pledge by the registered pledgee;

   (d) registered in the name of the registered owner on the date of the statement; or

   (e) subject to pledge on the date of the statement;

(3) the name and address of the registered owner and registered pledgee;

(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5) the date:

   (a) the transfer of the shares or units to the new registered owner of the shares or units was registered;

   (b) the pledge of the registered pledgee was registered; or

   (c) of the statement, if it is a periodic or annual statement.

"Telefacsimile Device" means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

"Trading" means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

"Transportation Company" means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

"Uncertificated Security" means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

"Withdrawal Order" means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of Funds stated therein.

3. EXCLUSIONS

EXCLUSION SECTION I: EXCLUSIONS THAT APPLY TO ALL INSURING AGREEMENTS

This bond does not apply:

a. to any claim alleging, arising out of, based upon or attributable to the facts alleged, or to the same or related wrongful acts alleged or contained in any claim which has been reported, or in any circumstances of which notice has been given, under any bond of which this bond is a renewal or replacement;

b. to any claim arising out of, based upon or attributable to any bankruptcy, insolvency, conservatorship, receivership or liquidation of, or suspension of payment or refusal to pay, by any broker or dealer in securities or commodities, clearing agency, or any bank or banking firm, or any insurance or reinsurance entity; provided, however, this exclusion shall not apply to any wrongful acts solely in connection with any investment by an Insured on the behalf of customer(s) or client(s) in the securities of any entity experiencing any of the foregoing activities;

c. to any claim, arising out of, based upon or attributable to, a failure to produce securities by any broker or dealer in securities or commodities, clearing agency, or any bank or banking firm, or any insurance or reinsurance entity; provided, however, this exclusion shall not apply to Defense Costs;

d. for any amount for which the Insured is not financially liable or which any claimant is without legal recourse against the Insured, or matters which may be deemed uninsurable under the law pursuant to which this bond shall be construed;

e. to any claim arising out of, or attributable to any finally adjudicated violation of the Racketeer Influenced and Corrupt Organizations Act (18 USC Sections 1961 et seq., and amendments thereto) or any rules or regulation promulgated thereunder;

f. to any claim alleging, based upon or arising out of infringement of patent or misappropriation of Trade Secrets; or

g. loss of Property or Electronic Data Processing Media or Electronic Data while

(a) in the mail, or

(b) in the custody of any Transportation Company, unless covered under Insuring Agreement (C), except when covered under Insuring Agreement (A);

h. potential income, including but not limited to interest and dividends, not realized by the Company;

i. loss through the surrender of Property away from an office of the Company as a result of a threat:

(a) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Company of any such threat, or

(b) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A);

j. loss due to riot or civil commotion outside the United States of America and Canada and any country in which the Company maintains an office; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (B) In Transit, and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

k. indirect or consequential loss of any nature including damages to third parties of any type for which the insured is legally liable, except compensatory damages, but not multiples thereof;

l. loss resulting directly or indirectly form Forgery or alteration except when covered under Insuring Agreements (A), (D), (E), or (F)

m. all fees, costs and expenses incurred by the Company:

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Company to loss covered by this bond, except for Audit Expense, Claims Expense, or Section 5 (Defense, Investigation and Settlement)

EXCLUSION SECTION II: EXCLUSIONS THAT EXCLUSIVELY APPLY TO Insuring Agreements A THROUGH H

This bond does not apply to:

a. loss resulting directly or indirectly from any act or acts of any person who is a member of the board of directors of the Company or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Company in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

b. loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);

c. loss resulting from any violation by the Company or by any Employee

(a) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(b) of any rule or regulation made pursuant to any such law, unless with respect to (a) and (b) that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Company in a similar amount in the absence of such laws, rules or regulations;

d. loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Company, Funds or Property of the Company held by it in any capacity, except when covered under Insuring Agreements (A) or (B);

e. loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

f. loss resulting directly or indirectly from transactions in a customer's or the Company's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's or the Insured's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

g. damages resulting from any civil, criminal or other legal proceeding in which the Company is finally adjudicated in an action or proceeding other than an action or proceeding initiated by the Insurer to determine coverage under the bond to have engaged in racketeering activity except when the Company establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Company covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States; Code 1961 et seq., as amended;

h. loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards:

   (1) in obtaining credit or funds,

   (2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

   (3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of Electronic Funds Transfer Systems, whether such cards were issued, or purport to have been issued, by the Company or by anyone other than the Company, except when covered under Insuring Agreement (A);

i. loss involving automated mechanical devices which, on behalf of the Company, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

j. loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Company at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

k. loss involving Items of Deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

l. loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

m. loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Company, and in any event, loss of such property occurring more than 60 days after the Company takes possession of such property, except when covered under Insuring Agreements (A) or (B);

n. Loss, under Insuring Agreement (A) resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

o. loss caused directly or indirectly by a Partner of the Company unless the amount of such loss exceeds the Financial Interest in the Company of such Partner and the retention applicable to this bond, and then for the excess only;

p. loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or Guarantee as to the performance of any investments unless the act or acts which caused such loss involved fraudulent or dishonest conduct which would have covered a loss to the Company in a similar amount in the absence of such laws, rules or regulations;

q. loss due to liability imposed upon the Company as a result of the unlawful disclosure of non-public material information by the Company or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

EXCLUSION SECTION III: EXCLUSIONS THAT EXCLUSIVELY APPLY TO Insuring Agreements--I THROUGH K

This bond does not apply to:

a. loss resulting directly or indirectly from the fraudulent preparation or fraudulent modification of Computer Programs unless covered under Insuring Agreement I;

b. loss caused by an identifiable employee of the Company or by a person or persons in collusion with an Employee of the Company. Prior knowledge by any that a fraudulent act by a person, or persons, not in the employ of the Company, has been, or will be, perpetrated shall, for the intent and purpose of this bond, be deemed to be collusion should said Employee willfully or deliberately withhold this knowledge from the Company. The withholding of knowledge from the Company by an Employee because of a threat to do bodily harm to any person, or to do damage to the premises or Property of the Company, shall not be deemed to be or to constitute collusion;

c. loss resulting directly or indirectly from the assumption of liability by the Company by contract unless the liability arises from a loss covered by Insuring Agreements (I) , (J) or (K) and would be imposed on the Company regardless of the existence of the contract;

d. loss resulting directly or indirectly from:

    (a) written Instructions or advices, or

    (b) telegraphic or cable instructions or advices;

e. loss resulting directly or indirectly from Negotiable Instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeited, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

f. loss resulting directly or indirectly from the accessing of any confidential information including, but not limited to, Trade Secret information, Computer Programs or customer information unless such information is used to commit a fraud that otherwise would be independently covered under this bond.;

g. loss resulting directly or indirectly from (1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge, which affects a Computer System, or (2) failure or breakdown of Electronic Data Processing Media, or (3) error or omission in programming or processing;

h. loss resulting directly or indirectly from the fraudulent preparation or fraudulent modification of electronic computer instructions;

i. loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a customer, or other person, who had authorized access to the customer's authentication mechanism;

j. loss resulting from fraudulent features contained in electronic computer instructions developed for sale to, or sold to, multiple customers at the time of their acquisition from a vendor or consultant;

k. loss resulting directly or indirectly from the assumption of liability by the Company by contract unless the liability arises from a loss covered by the Insuring Agreements (K), (I) or (J) and would be imposed on the Company regardless of the existence of the contract.

4. OWNERSHIP

This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use of the benefit of the Insured named in the Declarations.

5. DEFENSE, INVESTIGATION AND SETTLEMENT (INCLUDED IN THE LIMIT OF LIABILITY)

A. DEFENSE

Except as hereinafter stated, the Insurer shall advance Defense Costs, excess of any applicable retention amount pursuant to Clause 8 hereof, and applicable law no later than ninety (90) days (in the case of an Individual Insured sixty (60) days) after the receipt by the Insurer of written notice of such costs. The Insureds shall defend any claim made against them. The Insured shall give the Insurer such information and cooperation as it may reasonably require. The Insurer shall be entitled to effectively associate in the defense and settlement of any claim that appears reasonably likely to involve the Insurer, including, but not limited to, the right to effectively associate in the negotiation of a settlement.

B. INVESTIGATION AND SETTLEMENT

The Insurer shall have the right to make any investigation it deems necessary with respect to any claim or notice of circumstances under this bond at its own expense.

The Insured shall not admit liability for or settle any claim or incur any Defense Costs without the Insurer's prior written consent, which consent shall not be unreasonably withheld; however, if the Insured is able to dispose of all claims which are subject to one retention amount for an amount not exceeding the retention amount (inclusive of Defense Costs), then the Insurer's consent shall not be required for such claims.

If the Insurer recommends a settlement within the bond's applicable Single Loss Limit which is acceptable to the claimant and the Insureds do not consent to such settlement then, subject to the applicable limit of liability, the Insurer's liability for all loss on account of such claim shall not exceed: (1) the amount for which the Insurer could have settled such claim plus Defense Costs incurred as of the date such settlement was proposed, plus (2) 50% of covered loss in excess of such settlement amount, it being a condition of this insurance that the remaining 50% of such loss excess of the settlement amount shall be carried by the Company and the Insureds at their own risk and be uninsured. Notwithstanding the foregoing, this paragraph shall not apply until the settlement amount exceeds the retention amount stated in Item 5 of the Declarations.

The Insurer shall not be obligated to pay any claim or judgment of Defense Costs after the limit of liability set forth in Item 4 of the Declarations has been exhausted by payment by the Insurer of judgments, settlements, Defense Costs or any other covered loss.

6. TERRITORY

This bond shall apply to any claim made against any Insured anywhere in the world. All premiums, limits, retentions, loss and other amounts under this bond are expressed and payable in the currency of the United States of America. If judgment is rendered, settlement is denominated or other elements of loss are stated or incurred in a currency other than United States of America dollars, payment of covered loss due under this bond (subject to the terms, conditions and limitations of this bond) will be made either in such other currency (at the option of the Insurer and if agreeable to the Named Insured) or, in United States of America dollars, at the rate of exchange published in The Wall Street Journal on the date the Insurer's obligation to pay such loss is established (or if not published on such date the next publication date of The Wall Street Journal).

Payment of loss under this bond shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanction laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

In regard to claims brought and maintained solely in a Foreign Jurisdiction against the Company operating in such Foreign Jurisdiction or an Individual Insured thereof for wrongful acts committed in such Foreign Jurisdiction, the Insurer shall apply to such claim(s) those terms and conditions (and related provisions) of the Foreign Bond registered with the appropriate regulatory body in such Foreign Jurisdiction or regularly offered for sale in that Foreign Jurisdiction that are more favorable to such Insured than the terms and conditions of this bond.

For purposes of this extension, "Foreign Bond" means the Insurer's or any other affiliate company of American International Group, Inc.'s (AIG) executive managerial liability bond (including all mandatory endorsements, if any) approved by AIG or such affiliate company to be sold within a Foreign Jurisdiction that provides coverage substantially similar to the coverage afforded under this bond. If more than one such bond exists, then "Foreign Bond" means such standard bond most recently registered in the local language of the Foreign Jurisdiction, or if no such bond has been registered, then the bond most recently regularly offered for sale in that Foreign Jurisdiction. The term "Foreign Bond" shall not include any partnership managerial or pension trust bond.

7. LIMIT OF LIABILITY (INCLUDING DEFENSE COSTS)

The limit of liability stated in the Declarations is the aggregate limit of the Insurer's liability for all loss arising out of claims first discovered and reported to the Insurer during the Bond Period or during the Extended Reporting Period, regardless of the number of Insureds, claims or claimants. The aggregate limit of liability for the Extended Reporting Period shall be part of, and not in addition to, the aggregate limit of liability for the Bond Period. The Insurer shall be absolutely entitled to pay settlements, judgments, awards and Defense Costs as they become due and payable by the Insured without consideration of other future payment obligations. Defense Costs are subject to, part of, and not payable by the Insurer in addition to, the limit of liability.

8. RETENTION

The Insurer shall only be liable for the amount of loss arising from any claim, which is in excess of the retention amount stated in Item 5 of the Declarations, such retention amount shall be borne by the Insured and remain uninsured. A single retention amount shall apply to all amounts payable hereunder arising from all claims alleging the same wrongful act or related wrongful acts.

The applicable Company shall be conclusively deemed to have indemnified the Individual Insureds to the maximum extent that the applicable Company is permitted or required to provide such indemnification pursuant to law, common or statutory, or contract or by the charter, by-laws, operating agreement or similar documents of the applicable Company, which are hereby deemed to incorporate, for the purposes of this bond, the broadest provisions of the law which determines or defines such rights of indemnity.

It is further understood and agreed that in the event a Company refuses to pay an applicable retention as required under Coverage II due to financial insolvency, then the Insurer shall commence advancing Defense Costs within the retention and pursuant to the other terms, conditions and exclusions of this bond, provided that the Insurer shall be entitled to recover the amount of Defense Costs advanced within the retention from the Company pursuant to Clause 13. SUBROGATION.

9. NOTICE/CLAIM REPORTING PROVISIONS

Notice hereunder shall be given in writing to Vice President, Financial Institutions Claims, AIG Technical Services, Inc.®, P.O. Box 1000, New York, NY 10268. If mailed, the date of mailing of such notice shall constitute the date that such notice was given and proof of mailing shall be sufficient proof of notice. Notice given by or on behalf of the Insured to any authorized representative of the Insurer shall be deemed notice to the Insurer.

(i) (a) The Insured shall, as a condition precedent to the obligations of the Insurer under this bond, give written notice of a claim or claim made against an Insured as soon as practicable after a Vice President in the Fidelity Insurance & Risk Management Department first becomes aware of the claim, but in all events no later than either: the end of the Bond Period (if applicable), or

(b) within 60 days after the end of the Bond Period or the Extended Reporting Period (if applicable), as long as such claim was first made against an Insured within the final 60 days of the Bond Period or the Extended Reporting Period (if applicable).

It being understood and agreed that the limitations provided in sub-sections (a) and (b) above shall not apply unless the Insurer has been prejudiced by non-compliance with such provisions.

(ii) If during the Bond Period or during the Extended Reporting Period (if applicable), written notice of a claim has been given to the Insurer pursuant to Clause 9(a) above, then any claim which is subsequently made against the Insured and reported to the Insurer alleging, arising out of, based upon or attributable to the facts alleged in the claim of which such notice has been given, or alleging any wrongful act which is the same as or related to any wrongful act alleged in the claim of which such notice has been given, shall be considered related to the first claim and made at the time such notice was given.

(iii) If during the Bond Period or during the Extended Reporting Period (if applicable), the Insured shall become aware of any circumstances which may reasonably be expected to give rise to a claim being made against the Insured and shall give written notice to the Insurer of the circumstances and the reasons for anticipating such a claim, with full particulars as to dates and persons involved, then any claim which is subsequently made against the Insured and reported to the Insurer alleging, arising out of, based upon or attributable to such noticed circumstances or alleging any wrongful act which is the same as or related to any wrongful act alleged or contained in such noticed circumstances, shall be considered made at the time such notice of such circumstances was given.

10. COOPERATION

The Insured shall cooperate with the Insurer and, upon the Insurer's request, assist in making settlements, in the conduct of suits or proceedings, and in enforcing any right of contribution or indemnity against any person or organization who may be liable to the Insured. The Insured shall attend hearings, trials and depositions and shall assist in securing and giving evidence and obtaining the attendance of witnesses.

11. EXTENDED REPORTING PERIOD

If the Insurer or the Named Insured shall cancel or decline to renew this bond, the Insured shall have the right, upon payment of an additional premium in an amount not to exceed 150% of the full annual premium, to a period of one year following the effective date of such cancellation or non-renewal (herein referred to as the Extended Reporting Period) in which to give written notice to the Insurer of claims first made against the Insured during such Extended Reporting Period for any wrongful act occurring prior to the end of the Bond Period and otherwise covered by this bond. The rights contained in this clause shall terminate, however, unless written notice of such election together with the additional premium due is received by the Insurer within thirty (30) days of the effective date of cancellation or non-renewal. The additional premium for the Extended Reporting Period shall be fully earned at the inception of the Extended Reporting Period. The Extended Reporting Period is not cancelable. This clause and the rights contained herein shall not apply to any cancellation resulting from non-payment of premium.

The offer by the Insurer of renewal terms, conditions, limit of liability and/or premiums different from those of the expiring bond shall not constitute a declination to renew by the Insurer.

12. CANCELLATION CLAUSE

This bond may not be canceled by the Insured or the Insurer, except as indicated below.

This bond may be canceled by or on behalf of the Insurer in the event of non-payment of premium by the Insured. In the event of non-payment of premium by the Insured, the Insurer may cancel this bond by delivering to the Insured or by mailing to the Insured, by registered, certified, or other first class mail, at the Insured's address as shown in Item 1(a) of the Declarations, written notice stating when, not less than 15 days thereafter, the cancellation shall be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice. The Bond Period terminates at the date and hour specified in such notice, or at the date and time of surrender.

Notwithstanding the above, any layer of insurance for which any insurer on this bond or any excess layer above it participates may be cancelled by the Insured in the event that the A.M. Best rating of that insurer is determined to be below an A rating. In no way does the cancellation of any layer of insurance affect the other layers of insurance, and, specifically, no insurer will be required to attach at a lower level or participate to a greater extent on a quota share than it otherwise would had no cancellation taken place. In the event of cancellation by either the Insurer or the Insured as indicated above, the Insurer shall be entitled to the annual premium on a pro-rate basis and, if applicable, shall return such unused premium to the Insured within 10 days of cancellation.

If the period of limitation relating to the giving of notice as set forth in this Clause is also set forth in any law controlling the construction thereof, then such period shall be deemed to be amended so as to be equal to the minimum period of limitation set forth in the controlling law.

13. SUBROGATION

In the event of any payment under this bond, the Insurer shall be subrogated to the extent of such payment to all the Insured's rights of recovery therefor, and the Insured shall execute all papers required and shall do everything that may be reasonably necessary to secure such rights. The Insured shall do nothing to prejudice such rights. Any amount recovered in excess of the Insurer's total payment shall be restored to the Insured, less the cost to the Insurer of recovery. In no event, however, shall the Insurer exercise its rights of subrogation against an Insured under this bond unless such Insured has been convicted of a deliberate criminal act, or been determined, through a final non-appealable adjudication in an action or proceeding other than an action or proceeding initiated by the Insurer to determine coverage under the bond establishes the Insured, to have in fact committed a deliberate fraudulent act or obtained any profit or advantage to which such Insured was not legally entitled.

In the event that the Insurer shall for any reason pay indemnifiable loss on behalf of an Individual Insured, the Insurer shall have the contractual right hereunder to recover from the Company the amount of such loss equal to the amount of the retention not satisfied by the Company and shall be subrogated to the rights of the Individual Insureds hereunder.

14. OTHER INSURANCE

Such insurance as is provided by this bond shall apply only as excess over any other valid and collectible insurance, unless such other insurance is written only as specific excess insurance over the limit of liability provided by this bond.

However, in the event of a claim under this bond for any alleged wrongful act(s) (including Interrelated Wrongful Acts) and such claim is also a valid and collectible covered claim (as "claim" is defined under the FMR Corporate Concentric Custom Bond) under the FMR Corporate Concentric Custom Bond, this bond, subject to this bond's terms and conditions, shall also cover such claim, but only to the extent that such claim is not valid and collectible under the FMR Corporate Concentric Custom Bond.

15. NOTICE AND AUTHORITY

It is agreed that any Vice President within the Fidelity Insurance Risk Management Department shall act on behalf of all Insureds with respect to the giving and receiving of notice of claim and cancellation, the payment of premiums and the receiving of any return premiums that may become due under this bond, the receipt and acceptance of any endorsements issued to form a part of this bond and the exercising or declining to exercise any right to an Extended Reporting Period.

16. ASSIGNMENT

Assignment of interest under this bond shall not bind the Insurer until its consent is endorsed hereon; however, subject otherwise to the terms hereof, this bond shall cover the estate, heirs or legal representative of the Insured in the event of the Insured's death, bankruptcy, insolvency or being adjudged incompetent.

17. ACTION AGAINST INSURER

Except as provided in Clause 19 of this bond, no action shall lie against the Insurer unless, as a condition precedent thereto, there shall have been full compliance with all of the terms of this bond, nor until the amount of the Insured's obligation to pay shall have been finally determined either by judgment against the Insured after actual trial or by written agreement of the Insured, the claimant and the Insurer.

Any person or organization or the legal representative thereof who has secured such judgment or written agreement shall thereafter be entitled to recover under this bond to the extent of the insurance afforded by this bond. No person or organization shall have any right under this bond to join the Insurer as a party to any action against the Insured to determine the Insured's liability, nor shall the Insurer be impleaded by an Insured or his, her or its legal representative. Bankruptcy or insolvency of an Insured or of his, her or its estate shall not relieve the Insurer of any of its obligations hereunder.

18. SERVICE OF SUIT

It is agreed that in the event of failure of the Insurer to pay any amount claimed to be due hereunder, the Insurer, at the request of the Insured, will submit to the jurisdiction of a court of competent jurisdiction within the United States. Nothing in this condition constitutes or should be understood to constitute a waiver of the Insurer's right to commence an action in any court of competent jurisdiction in the United States to remove an action to a United States District Court or to seek a transfer of a case to another court as permitted by the laws of the United States or of any state in the United States. It is further agreed that service of process in such suit may be made upon Counsel, Legal Department, American International Specialty Lines Insurance Company, 175 Water Street, New York, NY 10270 or his or her representative, and that in any suit instituted against the Insurer upon this contract, the Insurer will abide by the final decision of such court or of any appellate court in the event of any appeal.

Further, pursuant to any statute of any state, territory, or district of the United States which makes provision therefor, the Insurer hereby designates the Superintendent, Commissioner, or Director of Insurance, other officer specified for that purpose in the statute, or his or her successor or successors in office as its true and lawful attorney upon whom may be served any lawful process in any action, suit, or proceeding instituted by or on behalf of the Insured or any beneficiary hereunder arising out of this contract of insurance, and hereby designates the above named Counsel as the person to whom the said officer is authorized to mail such process or a true copy thereof.

19. DISPUTE RESOLUTION PROCESS

It is hereby understood and agreed that all disputes or differences which may arise under or in connection with this bond, whether arising before or after termination of this bond, including any determination of the amount of loss, shall be submitted to the alternative dispute resolution ("ADR") process set forth in this clause.

Either the Insurer or an Insured may elect the type of ADR process discussed below; provided, however, that such Insured shall have the right to reject the Insurer's choice of the type of ADR process at any time prior to its commencement, in which case such Insured's choice of ADR process shall control.

The Insurer and each and every Insured agrees that there shall be two choices of ADR process: (1) non-binding mediation administered by the American Arbitration Association, in which the Insurer and any such Insured shall try in good faith to settle the dispute by mediation under or in accordance with its then-prevailing Commercial Mediation Rules; or (2) arbitration submitted to the American Arbitration Association in accordance with its then-prevailing Commercial Arbitration Rules, in which the arbitration panel shall consist of three disinterested individuals. In either mediation or arbitration, the mediator or arbitrators shall have knowledge of the legal, corporate management, or insurance issues relevant to the matters in dispute. The mediator or arbitrators shall also give due consideration to the general principles of the law of the state where the Named Insured is incorporated in the construction or interpretation of the provisions of this bond. In the event of arbitration, the decision of the arbitrators shall be final and binding and provided to both parties, and the arbitrators' award shall not include attorneys fees or other costs. In the event of mediation, either party shall have the right to commence a judicial proceeding; provided, however, that no such judicial proceeding shall be commenced until the mediation shall have been terminated and at least 30 days shall have elapsed from the date of the termination of the mediation. In all events, each party shall share equally the expenses of the ADR process.

The laws of the State of New York shall apply, except with regards, to (a) the procurements, issuance or delivery of this bond, including any provisions of the bond relating to its cancellation or nonrenewal (if any), or any other New York State regulations or requirements regarding policies issued pursuant to New York State Insurance Law; and (b) the determination of the availability of punitive damages, unless New York law otherwise applies.

Either choice of ADR process may be commenced in New York, New York; or in the state indicated in Item 1(a) of the Declarations as the mailing address for the Named Insured. The Named Insured shall act on behalf of each and every Insured in deciding to proceed with an ADR process under this clause.

20. ORDER OF PAYMENTS

In the event of loss arising from a claim for which payment is due under this bond, the Insurer shall in all events:

a. first, pay loss for which coverage is provided under Coverage Section II.A and then Coverage Section II.C of this bond; then

b. pay such other loss for which coverage is provided under this bond.

The bankruptcy or financial insolvency of any Company shall not relieve the Insurer of any of its obligations to prioritize payment of covered loss under this bond pursuant to this Clause 21.

21. REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. The individual signing the application hereby makes such representation on behalf of himself/herself and all Insureds under the attached bond (as that term is defined in the attached bond) after inquiry of all the directors and officers of the Insured and its subsidiaries, to the extent coverage is granted to any of its subsidiaries under the attached bond.

Such application constitutes part of this bond. Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

22. MOST FAVORABLE JURISDICTION

It is hereby understood and agreed that, solely with respect to the enforceability of any coverage for punitive, exemplary, and multiplied damages, this bond shall be governed by such applicable law that most favors coverage for such penalties and punitive, exemplary, and multiplied damages.

23. HEADINGS

The descriptions in the headings of this bond are solely for convenience, and form no part of the terms and conditions of coverage.

ENDORSEMENT# *1*

This endorsement, effective *12:01 AM* *July 1, 2010* forms a part of policy number *01-986-29-38* issued to *All Fidelity Funds (as defined in this bond)*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

NOTICE OF CLAIM
(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. *Email Reporting of Claims*: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

   c-claim@chartisinsurance.com

   Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

   In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: Chartis, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227-1750.

2. *Definitions*: For this endorsement only, the following definitions shall apply:

   (a) "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

   (b) "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

   (c) "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3. This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 001

ENDORSEMENT# 2

This endorsement, effective *12:01 AM* *July 1, 2010* forms a part of
policy number *01-986-29-38*
issued to *All Fidelity Funds (as defined in this bond)*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

COMPUTER VIRUS RIDER

In consideration of the premium charged, it is hereby understood and agreed that the bond is hereby amended by adding the following Insuring Agreement to the bond as follows:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems Insuring Agreement attached to this bond.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Solely with respect to the coverage provided by this rider, the following Definitions are added to the bond:

(i) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(ii) Computer System means:

(1) computers with related peripheral components, including storage components wherever located,
(2) systems and applications software,
(3) terminal devices, and
(4) related communication networks, including the Internet,

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

This endorsement, effective 12:01 AM July 1, 2010 forms a part of
policy number 01-986-29-38
issued to All Fidelity Funds (as defined in this bond)

by National Union Fire Insurance Company of Pittsburgh, Pa.

(iii) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems Insuring Agreement attached to this bond if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Solely with respect to the coverage provided by this rider, the following Definitions are added to the bond:

(i) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(ii) Computer System means:

(5) computers with related peripheral components, including storage components wherever located,
(6) systems and applications software,
(7) terminal devices, and
(8) related communication networks, including the Internet,

This endorsement, effective *12:01 AM* *July 1, 2010* forms a part of
policy number *01-986-29-38*
issued to *All Fidelity Funds (as defined in this bond)*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(iii) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# *3*

This endorsement, effective *12:01 AM* *July 1, 2010* forms a part of
policy number *01-986-29-38*
issued to *All Fidelity Funds (as defined in this bond)*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

TIE-IN OF LIMITS ENDORSEMENTS - ABSOLUTE

In consideration of the premium charged, it is hereby understood and agreed that the combined **Limit of Liability** of the **Insurer** for all **Claims** both under this policy's **Limit of Liability**, as set forth in the Declarations of this policy, and also under policy No. *019883382* issued to *ALL FIDELITY FUNDS* by *CHARTIS SPECIALTY INSURANCE COMPANY* (or any renewal or replacement of such policy or which succeeds such policy in time) (**"Other Chartis Policy"**), shall be *$15,000,000*.

Accordingly, the **Limit of Liability** for **Loss** under this policy shall be reduced by **Loss** incurred under the **Other Chartis Policy** because the **Limit of Liability** under the **Other Chartis Policy** is now part of and not in addition to the **Limit of Liability** of this policy as set forth in the Declarations of this policy.

Finally, nothing in this endorsement shall be construed to increase the **Insurer's Limit of Liability** set forth in the Declarations of such **Other Chartis Policy** which shall remain the maximum liability of the **Insurer** for all **Claims** under such **Other Chartis Policy**, or the **Insurer's Limit of Liability** under this policy as set forth in the Declarations of this policy which shall remain the maximum liability of the **Insurer** for all **Loss** in the aggregate under this policy.

ALL OTHER TERMS, CONDITIONS, AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 003

ENDORSEMENT# 4

This endorsement, effective 12:01 AM July 1, 2010 forms a part of
policy number 01-986-29-38
issued to All Fidelity Funds (as defined in this bond)

by National Union Fire Insurance Company of Pittsburgh, Pa.

FACSIMILE SIGNATURE

It is agreed that:

1. The attached bond is hereby amended by adding an additional Agreement as follows:

   Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker, or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured's mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured's having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

   (a) such facsimile signature is used on a document

      (1) as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

      (2) as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect and transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;

   (b) the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; an

   (c) this Insuring Agreement shall not apply to any Certificated Securities which are counterfeit.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# *5*

This endorsement, effective *12:01 AM* *July 1, 2010* forms a part of policy number *01-986-29-38* issued to *All Fidelity Funds (as defined in this bond)*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

AMEND INSURING AGREEMENT

The following Insuring Agreements will be added to the bond:

Stop Payment

Loss against any and all sums which the Company shall become obligated to pay by reason of the liability imposed upon the Company by law for damages:

(a) for having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Company or any authorized representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder, or subscriber or any authorized representative of any customer, shareholder or subscriber; or

(b) for having refused to have any draft made or drawn by any customer, shareholder or subscriber of the Company or any authorized representative of such shareholder, subscriber or representative.

Limit of Liability: $100,000

Deductible: $2,500

The following is added to the definition of Employee:

(8) directors or trustees of the Company, the investment advisor, underwriter (distributor), transfer agent or shareholder accounting record keeper or administrator authorized by written agreement to keep financial and/or other required records but only while performing acts coming within the scope of the usual duties of an officer or employee

(9) any officer or Partner or Employee of:
an investment advisor
an underwriter (distributor)
a transfer agent or shareholder accounting record-keeper
an administrator authorized by written agreement to keep financial and/or other required records

for a Company.

This endorsement, effective *12:01 AM* *July 1, 2010* forms a part of
policy number *01-986-29-38*
issued to *All Fidelity Funds (as defined in this bond)*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

(12) Any officers or employees of any predecessor of the Insured whose principal assets are acquired by the Company by consolidation or merger with, or purchase of assets or capital stock if such predecessor

The following definition is added to the bond:

Larceny and Embezzlement as it applies to any Named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

The following condition is added to the bond:

Central Handling of Securities

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Insurer shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Insurer shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

END 5

This endorsement, effective *12:01 AM* *July 1, 2010* forms a part of
policy number *01-986-29-38*
issued to *All Fidelity Funds (as defined in this bond)*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Insurer on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Insurer, and the Insured shall execute all papers necessary to secure to the Insurer the rights provided for herein.

The following is added to Section 12 - Cancellation Clause

The Insurer may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the insurer. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Insurer shall notify all other Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Companies. Premiums are earned until the termination date as set forth herein.

END 5

ENDORSEMENT# 5 (Continued)

This endorsement, effective *12:01 AM* *July 1, 2010* forms a part of
policy number *01-986-29-38*
issued to *All Fidelity Funds (as defined in this bond)*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

The following is added to Section 9 - Notice/Claim Reporting Provisions:

Upon the detection by any Company that an Employee has committed any dishonest or fraudulent act(s) of theft, the Company shall immediately remove such Employee from a position that may enable such Employee to cause the Company to suffer a loss by any subsequent dishonest or fraudulent act(s) of theft. The Company, within forty-eight (48) hours of such detection, shall notify the Insurer with full and complete particulars of the detected dishonest or fraudulent act(s) of theft.

The following Insuring Agreement is added:

Unauthorized Signatures

Loss resulting directly from the Company having accepted, paid, or cashed any original check or withdrawal order made to drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Company as a signatory on such account. It shall be a condition precedent to the Company's right of recovery under this Insuring Agreement that the Insured shall have on file, signatures of all persons who are signatories on such account.

The Single Loss limit under this Insuring Agreement is $3,000,000, which is part of and not in addition to the Aggregate Limit shown on the Declaration Page of this bond. A retention of $25,000 applies to each and every loss.

The following Insuring Agreement is added:

Claims Expense

Reasonable expenses necessarily incurred and paid by the Company in preparing any valid claim for loss as defined in the bond, and any other valid coverage added by rider which loss exceeds the applicable retention amount. The Insurer's maximum liability for such expenses paid by the Company in preparing any one such claim shall be limited to $100,000, such aggregate limit is provided as part of, and not in addition to, the Aggregate Limit of Liability shown on the Declaration Page. A $2,500 retention will apply to each and every loss.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# *6*

This endorsement, effective *12:01 AM July 1, 2010* forms a part of
policy number *01-986-29-38*
issued to *All Fidelity Funds (as defined in this bond)*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

AUTOMATED PHONE SYSTEM

It is agreed:

1. The attached bond is amended by adding and Insuring Agreement as follows:

AUTOMATED PHONE SYSTEM

I. Loss caused by an Automated Phone System (APS) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond period all APS Designated Procedures with respect to APS Transactions. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. "APS Transaction" means any APS Redemption, APS Election or APS Exchange.

b. "APS Redemption" means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller though use of a telephone keypad.

c. "APS Election" means any election concerning dividend options available to fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

d. "APS Exchange" means any exchange of shares in a registered account of one fund into shares in identically registered account of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

This endorsement, effective *12:01 AM* *July 1, 2010* forms a part of
policy number *01-986-29-38*
issued to *All Fidelity Funds (as defined in this bond)*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

e. "APS Designated Procedures" means all of the following procedures:

(1) Election in Application: No APS Transaction shall be executed unless the shareholder or unit holder to whose account such an APS Transaction relates has previously elected by official designation to permit such APS Redemptions;

(2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six (6) months.

(a). Information contained in the records shall be capable of being retrieved through the following methods:

Procedures normally used by the Insured

(b). Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success area of no less than 85 percent.

(3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN").

(a) Limited attempts to enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four-hour day) to enter the PIN

This endorsement, effective *12:01 AM* *July 1, 2010* forms a part of
policy number *01-986-29-38*
issued to *All Fidelity Funds (as defined in this bond)*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

(4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five (5) business days following such APS Transaction.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

Procedures normally used by the Insured

2. Exclusions: It is further understood and agreed that this extension shall not cover:

a. any loss covered under Insuring Agreement (A), FIDELITY, of this bond:

b. any loss resulting from:

(1) the redemption of shares, where the proceeds of such redemption are made payable to other than

(i) the shareholder of record; or

(ii) a person officially designated to receive redemption proceeds; or

(iii) a bank account officially designated to receive redemption proceeds, or

(2) the redemption of shares, where the proceeds of such redemption are paid by check mailed to an address, unless such address has either been

(i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption; or

This endorsement, effective *12:01 AM* *July 1, 2010* forms a part of
policy number *01-986-29-38*
issued to *All Fidelity Funds (as defined in this bond)*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

(ii) officially designated; or

(iii) verify by any other procedures which may be normally used by the Insured; or

(3) the redemption of shares, where the proceeds of such redemption are paid by wire transfer other than to the shareholder's officially designated bank account; or

(4) The intentional failure to adhere to one or more APS Designated Procedures.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# *7*

This endorsement, effective *12:01 AM* *July 1, 2010* forms a part of
policy number *01-986-29-38*
issued to *All Fidelity Funds (as defined in this bond)*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

SERVICE OF SUIT CLAUSE DELETED

In consideration of the premium charged, it is hereby understood and agreed that Clause 18. SERVICE OF SUIT is deleted in its entirety.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

ENDORSEMENT# 8

This endorsement, effective 12:01 AM July 1, 2010 forms a part of policy number 01-986-29-38 issued to All Fidelity Funds (as defined in this bond)

by National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

AUTHORIZED REPRESENTATIVE

END 008

ENDORSEMENT# *9*

This endorsement, effective *12:01 AM July 1, 2010* forms a part of
policy number *01-986-29-38*
issued to *All Fidelity Funds (as defined in this bond)*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
Manuscript		FMR FUNDS CONCENTRIC CUSTOM BOND DEC PAGE
Manuscript		FMR FUNDS CONCENTRIC CUSTOM BOND GUTS
99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)
		COMPUTER VIRUS RIDER
SYSLIB		TIE-IN OF LIMITS ENDORSEMENTS - ABSOLUTE
		FACSIMILE SIGNATURE
		AMEND INSURING AGREEMENT
		AUTOMATED PHONE SYSTEM
		SERVICE OF SUIT CLAUSE DELETED
89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

END 009

CHARTIS

CLAIM REPORTING FORM

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: *01-986-29-38* Date: ____________

Type of Coverage: D&O _____ E&O _____ Fidelity _____ (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

All Fidelity Funds (as defined in this bond)

____

____

Contact Person: ______________________________

Title: ______________________________

Phone: (________) ____________ - ____________ Ext ____________

eMail: ______________________________ @ ____________

Case or Claimant Name: ______________________________

____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

____

Insurance Broker/Agent: *WILLIS OF MASSACHUSETTS INC.*

Address: *THREE COPLEY PLACE*

Address: *SUITE 300*

Contact: *DAVID GOLDSTEIN* Phone: ____________

eMail: *david.goldstein@willis.com*

Send Notice of Claims to:

Chartis
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c-Claim@chartisinsurance.com

CHARTIS

CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: 01-986-29-38

Date of Discovery: ____________ Estimated Amount of loss: ____________

Cause of Loss:

Employee Dishonesty	______	Computer Fraud	______
Funds Transfer	______	Robbery/Burglary	______
ID Theft	______	Forgery	______
Client Property	______	In Transit	______
ERISA	______	Credit Card Forgery	______
Other	______	if Other, describe:	____________

Send Notice Of Claims To:

Chartis
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c-Claim@chartisinsurance.com